

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 16, 2008

Mr. John W. Richardson
Executive Vice President and Chief Financial Officer
Qwest Corporation
1801 California Street
Denver, Colorado 80202

Re: **Qwest Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2007
        February 12, 2008
        File No. 1-03040

Dear Mr. Richardson:

        We have reviewed your supplemental response letter dated April 9, 2008 as well as your filing and have the following comments. As noted in our comment letter dated March 31, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007
Note 1: Business and Background, page 45

We note your response to prior comment 1 and have the following comments.

1. Please tell us the nature of the real estate costs that were transferred from costs of sales to general, administrative and other operating expenses and why you believe a reclassification was appropriate.

2. Please tell us why you believe it was appropriate to classify USF charges to general, administrative and other expenses instead of cost of sales. We note the following:

    • the USF charges are based on a percentage of your revenues from VoIP, interstate and international end-user communications;
    • it appears that you recover some or all of the USF charges from your customers and such amounts are recognized as revenues; and
    • the USF charges are directly attributed to the generation of your revenues.

3. Please tell us if you have reclassified taxes and surcharges (including sales, use, value added and excise taxes) from cost of sales to general, administrative and other expenses. If so, tell us why you believe a reclassification was appropriate. We note that these taxes and surcharges are recognized as revenues. Refer to your basis in the accounting literature.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director